Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our condensed consolidated interim financial statements and the notes thereto which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2026 (the “2025 Annual Report”), including the audited consolidated annual financial statements as of and for the year ended December 31, 2025, and the accompanying notes included therein.

As a result of many factors, including those factors set forth in the section titled “Forward-Looking Statements,” as well as the risk factors included in our 2025 Annual Report, ZOOZ’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Throughout this section, unless otherwise noted or the context requires otherwise, “we,” “us,” “our,” “ZOOZ” and the “Company” refer to ZOOZ Strategy Ltd. and its consolidated subsidiary, “Keyarch” refers to Keyarch Acquisition Corporation, “TASE” refers to the Tel Aviv Stock Exchange, “Yorkville” refers to Yorkville Advisors Global, LP, “Initial Private Placement” refers to the private placement consummated on July 31, 2025 pursuant to the Initial Purchase Agreement between the Company and the investors detailed therein, dated July 29, 2025, “Subsequent Private Placement” refers to the private placement consummated on September 26, 2025 pursuant to the Subsequent Purchase Agreement between the Company and the investors detailed therein, dated July 29, 2025 (and together with the Initial Private Placement, the “Private Placement”), “Ordinary Warrants” refers to the warrants to acquire our ordinary shares issued in the Initial Private Placement, “Subsequent Pre-Funded Warrants” refers to the pre-funded warrants issued in the Subsequent Private Placement, “Sponsor” refers to Forest Hill 18, LP, “Sponsor Warrants” refers to the warrants issued to the Sponsor pursuant to the Sponsor Support Agreement in connection with the Private Placement, “Sponsor Pre-Funded Warrants” refers to the pre-funded warrants issued to the Sponsor, and “Chardan Ordinary Warrants” refers to the warrants issued to Chardan Capital Markets LLC (“Chardan”) as placement agent fee in connection with the Private Placement. With respect to monetary amounts, “dollars” and “$” refer to U.S. dollars, and “NIS” refers to New Israeli shekels.

Certain figures, including interest rates and other percentages included in this section, have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in ZOOZ’s condensed consolidated interim financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Company Overview

On April 4, 2024, Keyarch Acquisition Corporation and the Company consummated their previously announced Business Combination pursuant to that certain Business Combination Agreement (the “Business Combination”), pursuant to which Keyarch became a direct, wholly-owned subsidiary of ZOOZ. In connection with the closing of the Business Combination, our ordinary shares and public warrants began trading on the Nasdaq Capital Market LLC (“Nasdaq”) under the ticker symbols “ZOOZ” and “ZOOZW”, respectively, on April 5, 2024.

On July 29, 2025, the Company entered into securities purchase agreements with certain institutional and accredited investors for the Private Placement consisting of ordinary shares, pre-funded warrants, and warrants. Following the entry into the Private Placement, the Company adopted bitcoin as its primary treasury reserve asset, subject to market conditions and its anticipated cash needs. Under this strategy, the Company may acquire and hold bitcoin using cash flows in excess of working capital requirements and subject to market conditions, raise capital through equity or debt offerings with proceeds used to purchase bitcoin.

The Company currently operates primarily as a bitcoin treasury company, and to a lesser extent, continues to operate in developing, producing, marketing, and selling systems that manage and optimize power delivery to clusters of ultra-fast EV chargers (the “Legacy Business”) and seeks to commercialize its EV ultra-fast charging infrastructure and related technology, and it is exploring strategic alternatives to capitalize on its patented flywheel technology.

Our Bitcoin Strategy

Our bitcoin strategy generally involves from time to time and subject to market conditions, (i) engaging in capital raising transactions (and, where we may deem appropriate, other financing transactions, including debt financing) with the objective of using the proceeds to purchase bitcoin and (ii) acquiring bitcoin with the portion of our liquid assets that exceeds our working capital requirements. We intend to fund further bitcoin acquisitions primarily through issuances of our ordinary shares.

We view our bitcoin holdings as long-term assets and expect to continue to accumulate bitcoin. We have not set any specific target for the amount of bitcoin we seek to hold, and we will continue to monitor market conditions in determining whether to engage in additional financings to purchase additional bitcoin. This strategy also contemplates that we may (i) periodically sell bitcoin for general corporate purposes, or to generate tax benefits in accordance with applicable law, (ii) enter into additional capital raising transactions that are collateralized by our bitcoin holdings, and (iii) pursue strategies to create income streams or otherwise generate funds using our bitcoin holdings.

Under our bitcoin treasury reserve strategy, our treasury reserve assets consist of:

● cash and cash equivalents and short-term investments (“Cash Assets”) held by us that exceed working capital requirements; and

● bitcoin held by us, with bitcoin serving as the primary treasury reserve asset on an ongoing basis, subject to market conditions and anticipated needs of the business for Cash Assets.

During the six months ended June 30, 2026, we did not purchase any bitcoin. During the second half of 2025, we used proceeds from the Private Placement to purchase bitcoin, as detailed below.

As of both June 30, 2026, and December 31, 2025, we held approximately 1,047 bitcoins.

The following table presents our bitcoin holdings, including additional information related to our bitcoin purchases and unrealized losses on digital assets as of December 31, 2025, and June 30, 2026:

	Digital Asset Original Cost Basis (in thousands)	Unrealized Loss on Digital Assets Recognized During the Period (in thousands)	Digital Asset Carrying Value (in thousands)	Approximate Number of Bitcoins Held	Approximate Average Purchase Price Per Bitcoin (in thousands)
Balance at December 31, 2025	$121,935	$30,307	$91,628	1,047	116

Balance at June 30, 2026	$121,935	$30,328	$61,300	1,047	116

We recognized an unrealized loss on digital assets of approximately $30,328 thousand for the six-month period ended June 30, 2026, due to a decrease in the fair value of our bitcoin holdings during the six months ended June 30, 2026, compared to an unrealized loss of approximately $30,307 thousand for the year ended December 31, 2025.

Due to the volatility of bitcoin, and our substantial holdings of bitcoin, we expect changes in the fair value of bitcoin to materially impact our results.

The following table shows the approximate number of bitcoins held as of June 30, 2026, and December 31, 2025, as well as market value calculations of our bitcoin holdings based on the lowest, highest, and ending market prices of one bitcoin for each of the periods presented. For 2025, the period presented commences on the date of our first bitcoin purchase, as further defined below:

	Approximate Number of Bitcoins Held at End of Period	Lowest Market Price Per Bitcoin During Period (a)	Market Value of Bitcoin Held at End of Period Using Lowest Market Price (in thousands) (b)	Highest Market Price Per Bitcoin During Period (c)	Market Value of Bitcoin Held at End of Period Using Highest Market Price (in thousands) (d)	Market Price Per Bitcoin at End of Period (e)	Market Value of Bitcoin Held at End of Period Using Ending Market Price (in thousands) (f)
December 31, 2025	1,047	84,414	88,378	125,528	131,422	87,519	91,628

June 30, 2026	1,047	58,551	61,300	97,332	101,907	58,551	61,300

(a)	The “Lowest Market Price Per Bitcoin During Period” represents the lowest market price for one bitcoin reported on the Coinbase exchange during the presented period, without regard to when we purchased any of our bitcoin.

(b)	The “Market Value of Bitcoin Held at End of Period Using Lowest Market Price” represents a mathematical calculation consisting of the lowest market price for one bitcoin reported on the Coinbase exchange during the presented period, multiplied by the number of bitcoins held by us at the end of such period.

(c)	The “Highest Market Price Per Bitcoin During Period” represents the highest market price for one bitcoin reported on the Coinbase exchange during the presented period, without regard to when we purchased any of our bitcoin.

(d)	The “Market Value of Bitcoin Held at End of Period Using Highest Market Price” represents a mathematical calculation consisting of the highest market price for one bitcoin reported on the Coinbase exchange during the presented period, multiplied by the number of bitcoins held by us at the end of such period.

(e)	The “Market Price Per Bitcoin at End of Period” represents the market price of one bitcoin per a statement issued by BitGo, our custodian, as of 23:59 p.m. Eastern Time on the last day of the presented period.

(f)	The “Market Value of Bitcoin Held at End of Period Using Ending Market Price” represents a mathematical calculation consisting of the market price of one bitcoin per a statement issued by BitGo, our custodian, as of 23:59 p.m. Eastern Time on the last day of the presented period multiplied by the number of bitcoins held by us at the end of such period.

The bitcoin market and the spot price of bitcoin may be subject to fraud and manipulation; accordingly, the market value amounts reported above may not accurately represent fair market value. Moreover, (i) the bitcoin market historically has been characterized by significant price volatility, limited liquidity and trading volumes compared to sovereign currency markets, relative anonymity, a developing regulatory landscape, susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its electronic and decentralized nature and (ii) we may not be able to sell our bitcoin at the market value amounts indicated above, or at all.

As of August 24, 2026, the Company has not purchased additional bitcoin other than as detailed in the table above. As of August 23, 2026, at 23:59 p.m. Eastern Time, the market price of one bitcoin as reported on the Coinbase exchange was $77,180.

Recent Developments

●	Corporate Updates

On January 15, 2026, each of Dr. Samer Haj-Yehia and Mr. Fang Zheng announced to the Company their intentions to step down from service on the Board of Directors (the “Board”) effective as of January 20, 2026, due to personal reasons not associated with the Company. On January 16, 2026, the Company’s Board agreed to reduce the size of its board from eight to six members.

●	Minimum Bid Price

On December 16, 2025, the Company received a written notice from Nasdaq notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The notice was issued because the closing bid price of the Company’s ordinary shares had been below $1.00 per share for 30 consecutive business days. In accordance with the applicable Nasdaq Listing Rules, the Company was provided with a period of 180 calendar days, or until June 15, 2026, to regain compliance.

On June 15, 2026, the Company received a written letter from Nasdaq notifying the Company that Nasdaq has now determined that, for the last 10 consecutive business days from June 1, 2026, to June 12, 2026, the closing bid price of the Company’s ordinary shares was $1.00 per share or greater. Accordingly, Nasdaq has formally notified the Company that it has regained compliance with Nasdaq Listing Rule 5550(a)(2), and that the prior bid price deficiency matter is closed.

●	Share Split

On May 11, 2026, following approval by the Company’s Board of Directors, the shareholders of the Company approved a reverse share split of the Company’s ordinary shares at a ratio ranging from one (1) Ordinary Share for every ten (10) ordinary shares to one (1) ordinary share for every twenty (20) ordinary shares (the “Split Ratio Range”), with the specific ratio to be determined by the Board in its sole and absolute discretion, together with a corresponding amendment to the Company’s Articles of Association to give effect to the resulting changes in the Company’s registered share capital and the par value of the ordinary shares arising from the reverse split (the “May 2026 Shareholders Meeting”).

Following the May 2026 Shareholders Meeting, the Board duly approved a reverse split ratio of one (1) ordinary share for every twenty (20) ordinary shares (the “Reverse Share Split”), and the Company’s Articles of Association, as in effect as of the effective date of such change, were amended accordingly to reflect such Reverse Share Split.

On June 1, 2026, the Company announced that the Reverse Share Split, became effective and the ordinary shares began trading on a reverse split-adjusted basis under the Company’s existing trading symbol “ZOOZ” as of the opening of trading on each of the Nasdaq Capital Market and on the Tel Aviv Stock Exchange.

●	At-the-Market Offering

The Company previously entered into a sales agreement (“Sales Agreement”) with Chardan dated July 29, 2025, relating to the sale of its ordinary shares. In accordance with the terms of the Sales Agreement, and pursuant to the prospectus supplement filed with the SEC on July 29, 2025, the Company registered the offer and sale of ordinary shares having an aggregate offering price of up to $10,950,000 from time to time through Chardan, acting as its sales agent. On September 30, 2025, the Company entered into an amended and restated sales agreement (the “A&R Sales Agreement”) with Chardan and Jett Capital Advisors, LLC (“Jett Capital”, and together with Chardan, the “Agents”), relating to the sale of its ordinary shares. In accordance with the terms of the A&R Sales Agreement, and pursuant to the prospectus supplement filed with the SEC on September 30, 2025, the Company registered the offer and sale of ordinary shares having an aggregate offering price of up to $1,000,000,000 from time to time through the Agents, acting as its sales agents.

During the six-month period ended June 30, 2026, the Company did not sell any ordinary shares under the A&R Sales Agreement.

As of June 30, 2026, the Company sold a total of 57,141 ordinary shares at an average price of $69.8 per ordinary share pursuant to the Sales Agreement and the A&R Sales Agreement, for total gross proceeds of $3.9 million.

●	Share Repurchase Program

On November 3, 2025, the Company announced that the Board has approved the adoption of a share repurchase program to acquire up to $50 million of outstanding ordinary shares, subject to meeting applicable regulatory requirements (the “Repurchase Program”). The Repurchase Program is for a 12-month period and allows the Company to repurchase ordinary shares from time to time using a variety of methods, including open market purchases, negotiated transactions or otherwise, all subject to applicable law.

During the six-month period ended June 30, 2026, the Company repurchased an aggregate of 91,551 ordinary shares under the Repurchase Program, at a weighted average purchase price of $9.42 for aggregate consideration of $881,268. As of December 31, 2025, the Company did not repurchase any ordinary shares under the Repurchase Program.

●	Standby Equity Purchase Agreement with Yorkville

On November 11, 2024, we entered into a Standby Equity Purchase Agreement with Yorkville (the “SEPA”), pursuant to which, and subject to customary conditions, we have the right, but not the obligation, to sell and issue to Yorkville from time to time (each such occurrence, an “Advance”) during the two-year period following the execution date of the SEPA, such amount of the ordinary shares for an aggregate purchase price of up to $12,000,000 in accordance with the terms of the SEPA.

During 2025, the Company sold and issued to Yorkville a total of 19,727 ordinary shares pursuant to Advances provided to Yorkville for an aggregate amount of $0.4 million, at a weighted average share price of $20.6 per share. During the six-month period ended June 30, 2026, the Company did not sell or issue to Yorkville any ordinary shares pursuant to the SEPA.

Comparison of the Six Months Ended June 30, 2026, to the Six Months Ended June 30, 2025

Results of Operations

The following table sets forth our results of operations data for the periods presented:

	Six months ended June 30,
	2026	2025
	US dollars in thousands (unaudited)
Revenues	-	247
Cost of revenue	-	1,792
Gross loss	-	(1,545)
Research and development, net	896	2,352
Sales and marketing	45	998
General and administrative	15,612	1,950
Unrealized loss on digital assets	30,328	-
Operating loss	(46,881)	(6,845)
Finance income (expenses), net	26	(200)
Net loss	(46,855)	(7,045)
Net loss per ordinary share attributable to shareholders - basic and diluted	(4.93)	(12.2)
Weighted average ordinary shares outstanding – basic and diluted in thousands	9,498	577

As a result of the net loss of $46,855 thousand for the six months ended June 30, 2026, the Company’s shareholders’ equity amounted to $85,238 thousand.

Cost of Revenue

	Six months ended June 30,
	2026	2025
	US dollars in thousands (unaudited)
Cost of revenue	-	1,792

Cost of revenue consisted of (a) cost of systems that were sold and recognized for revenues, (b) anticipated net realizable value of disposition of existing inventory assets, (c) provision for warranty, and (d) provision for royalties.

For the six months ended June 30, 2026, the Company recorded no cost of revenue. For the six months ended June 30, 2025, cost of revenue was $1,792 thousand and included inventory write-offs of $1,227 thousand and raw material write-offs of $341 thousand. The raw material write-off reflected the Company’s expectation that no additional systems would be produced in the foreseeable future.

Operating Expenses

	Six months ended June 30,
	2026	2025
	US dollars in thousands (unaudited)
Research and development, net	896	2,352
Sales and marketing, net	45	998
General and administrative	15,612	1,950
Unrealized loss on digital assets	30,328	-
Total operating expenses	46,881	5,300

Operating expenses for the six months ended June 30, 2026, increased to $46.9 million from $5.3 million in the comparable period of 2025, mainly due to the unrealized loss on digital assets and higher general and administrative expenses, partially offset by lower research and development and sales and marketing expenses.

Research and Development Expenses, Net

For the six months ended June 30, 2026, research and development expenses, net, decreased by $1,456 thousand, from $2,352 thousand for the six months ended June 30, 2025, to $896 thousand for the six months ended June 30, 2026. The decrease was mainly attributable to workforce reductions and the significant reduction in the Company’s research and development activities.

Sales and Marketing Expenses

Sales and marketing expenses decreased by $953 thousand, from $998 thousand for the six months ended June 30, 2025, to $45 thousand for the six months ended June 30, 2026. The decrease was primarily attributable to the significant reduction in the Company’s legacy business activities, including workforce reductions and the discontinuation of marketing activities.

General and Administrative Expenses

General and administrative expenses increased by $13,662 thousand, from $1,950 thousand for the six months ended June 30, 2025, to $15,612 thousand for the six months ended June 30, 2026. The increase in the six months ended June 30, 2026, compared to the comparable period of 2025, is primarily attributable to share-based compensation of approximately $13,773 thousand related to RSU grants to the CEO, CFO, the Chairman of the Board, and the Company’s directors.

Finance income (expenses), net

Finance income (expenses), net improved by approximately $226 thousand, from $200 thousand of finance expenses for the six months ended June 30, 2025, to $26 thousand of finance income for the six months ended June 30, 2026. The change was primarily due to interest expenses accrued on the EBC and Keyarch Global Notes, in the comparable period of 2025, which were fully repaid in September 2025, as well as interest income earned on deposits during the first half of 2026.

Liquidity and Capital Resources

Overview

ZOOZ has historically funded its operations primarily from private placements of its equity securities and public offerings of its securities following its initial public offering on the Tel Aviv Stock Exchange, as well as the Business Combination and Merger between ZOOZ, Keyarch Acquisition Corporation and the other parties thereto, which was consummated on April 4, 2024, from the SEPA, from ATM programs and from the Private Placement.

As of June 30, 2026, the Company’s principal sources of funding include: (i) net proceeds of approximately $52 million from its initial public offering on the TASE in 2021 and a follow-on public offering in 2022, together with related private placements; (ii) approximately $10 million received in connection with the Business Combination and Merger; (iii) approximately $153 million from the Private Placement; (iv) approximately $3.8 million raised under its ATM programs; and (v) approximately $0.4 million received under the SEPA.

As of June 30, 2026, the Company had $23,271 thousand in cash and cash equivalents.

In addition, as of June 30, 2026, the Company had the following warrants to purchase ordinary shares issued and outstanding:

●	288,862 public warrants (listed on the Nasdaq under the symbol “ZOOZW”) to purchase up to the same number of ordinary shares, with an exercise price of $230 per warrant;

●	12,263 private warrants to purchase up to the same number of ordinary shares, with an exercise price of $230 per warrant;

●	2,018,045 sponsor warrants issued in connection with the Private Placement, each to purchase one ordinary share;

●	900,000 Subsequent Pre-Funded Warrants to purchase up to the same number of ZOOZ ordinary shares, with an exercise price of $1 per warrant;

●	250,000 Ordinary Warrants to purchase up to the same number of ZOOZ ordinary shares, issued in the Initial Private Placement, with an exercise price of $3.06 per warrant;

●	250,000 pre-funded warrants to purchase up to the same number of ZOOZ ordinary shares, issued to Chardan pursuant to the Engagement Letter (the “Chardan Pre-Funded Warrants”), with an exercise price of $1 per warrant;

●	17,500 Chardan Ordinary Warrants to purchase up to the same number of ZOOZ ordinary shares, having the same purchase price as the Ordinary Warrants detailed above; and

●	326,297 Sponsor Pre-Funded Warrants to purchase the same number of ZOOZ ordinary shares, with an exercise price of $1 per warrant.

Significant Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. A comprehensive discussion of our critical accounting estimates is included under Note 2 to the financial statements included in the Company’s 2025 Annual Report.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements in this report other than statements of historical facts are “forward-looking statements.” These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this Report of Foreign Private Issuer on Form 6-K include statements regarding the Company’s bitcoin treasury strategy and the implementation thereof, the timing and scope of any sale and issuance of our ordinary shares (if any) pursuant to the A&R Sales Agreement or SEPA, the timing and scope of any share repurchases pursuant to the Repurchase Program (if any), the potential value of our bitcoin strategy and any share sales or purchases we may make pursuant to the A&R Sales Agreement, SEPA or the Repurchase Program to shareholders. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this report. Each of these forward-looking statements involves risks and uncertainties that could cause the Company’s future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: the impacts of macroeconomic conditions, heightened inflation and uncertain credit and financial markets, on the Company’s business and financial position; changes in expected or existing competition; changes in the regulatory environment; unexpected litigation or other disputes; risks related to the bitcoin treasury strategy; the risk that the Company’s share price may be highly correlated to the price of the bitcoin that it holds; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; general market, political, and economic conditions in the countries in which the Company operates, including Israel; and the effect of the evolving nature of the recent war in Israel. Other factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this Report of Foreign Private Issuer on Form 6-K are identified under the heading “Risk Factors” in the 2025 Annual Report, and in other filings that the Company makes and will make with the SEC in the future. The Company expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.